U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549


                              FORM 12B-25

                      NOTIFICATION OF LATE FILING          SEC FILE NUMBER
                                                               0-23588
                      (CHECK ONE):

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F  [ ] Form 11-K   CUSIP NUMBER
     [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR              70357810

   For Period Ended:   February 28, 1998
                       ---------------------------------

   [ ] Transition Report on Form 10-K
   [ ] Transition Report on Form 20-F
   [ ] Transition Report on Form 11-K
   [ ] Transition Report on Form 10-Q
   [ ] Transition Report on From N-SAR
____________________________________________________________________________

      Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
____________________________________________________________________________

PART I - REGISTRANT INFORMATION
____________________________________________________________________________
Paul-Son Gaming Corporation
____________________________________________________________________________
Full Name of Registrant

N/A
____________________________________________________________________________
Former Name if Applicable

1700 Industrial Road
____________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada  89102
____________________________________________________________________________
City, State and Zip Code
____________________________________________________________________________

PART II - RULES 12B-25(B) AND (C)
____________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Section 23,047], the following should be completed. (Check box if appropriate).

[X]   (a)      The  reasons described in reasonable detail in Part  III  of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)      The  subject  annual report, semi-annual report,  transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]   (c)      The accountant's statement or other exhibit required by Rule
   12b-25(c)has been attached if applicable.
____________________________________________________________________________

PART III - NARRATIVE
____________________________________________________________________________

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The registrant was unable to incorporate new financial information in its report prior to the prescribed filing date without unreasonable effort and expense.

____________________________________________________________________________

PART IV - OTHER INFORMATION
____________________________________________________________________________

(1) Name and telephone number of person to contact in regard to this notification.

            Kirk Scherer                 702                384-2425
__________________________________    ___________      _____________________
               (Name)                 (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that
the  registrant  was required to file such report(s) been  filed?   If  the
answer is no, identify report(s).
                                                        [X] Yes   [ ] No
____________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [X] Yes   [ ] No

   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            SEE "ATTACHMENT A"
____________________________________________________________________________

                       Paul-Son Gaming Corporation
              -------------------------------------------
               (Name of Registrant as Specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 14, 1998             By /s/ Kirk Scherer
     -----------------------       ----------------------------------------
                                   Kirk Scherer, Chief Financial Officer

INSTRUCTION:   The  form  may  be signed by an  executive  officer  of  the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the
signature.   If the statement is signed on behalf of the registrant  by  an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
____________________________________________________________________________

                                 ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal
                     Violations (See 18 U.S.C. 1001).
____________________________________________________________________________

                           GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                          ATTACHMENT A


The registrant anticipates reporting a loss of between $0.08 to $0.10 per share for the quarter ended February 28, 1998, as compared to net income of $0.17 per share for the quarter ended
February 28, 1997.